Exhibit (d)(1)(L)
06FR
MOTOROLA, INC.
AWARD DOCUMENT
For the
2006 French Sub-Plan of
the Motorola Omnibus Incentive Plan of 2006
Terms and Conditions Related to Employee Stock Options for Employees in France

Recipient:	Date of Expiration:

Commerce ID#:	Number of Options:

Date of Grant:	Exercise Price:

Motorola, Inc. (“Motorola” or “Company”) is pleased to grant you options to purchase or subscribe shares of Motorola’s common stock under the Motorola Omnibus Incentive Plan of 2006 (the “Plan”), as amended by the Addendum for France (the “French Addendum”) (collectively, the Plan and the French Addendum are referred to as the “2006 French Sub-Plan”). The number of options (“Options”) awarded to you, the Date of Grant, the Date of Expiration and the Exercise Price per Option are stated above.
Each Option entitles you to purchase or subscribe for one share of Motorola’s common stock on the terms described below and in the 2006 French Sub-Plan. Some of the terms for your Options are different from those of other options issued to persons outside of France. When discussing your Options with a plan administrator, please advise him that your Options are subject to special terms for French residents under the 2006 French Sub-Plan.

Vesting and Exercisability
You cannot exercise the Options until they have vested.
Regular Vesting – The Options will vest in accordance with the following schedule (the “Regular Vesting Schedule”) subject to the other terms hereof:

Percent	Date
100%	, 200
Special Vesting – You may be subject to the special vesting dates described herein if your employment or service with Motorola or a Subsidiary terminates.
Exercisability – You may exercise Options at any time after they vest and before they expire as described below.
Expiration
All Options expire on the earlier of (1) nine years plus six months from the Date of Grant or (2) any of the special expiration dates described herein. Once an Option expires, you no longer have the right to exercise it.
Special Vesting Dates and Special Expiration Dates
There are events that cause your Options to vest sooner than the Regular Vesting Schedule or to expire sooner than the Date of Expiration. Those events are as follows:
Disability – If your employment or service with Motorola or a Subsidiary is terminated because of your Total and Permanent Disability (as defined below), any unvested Options will automatically become fully vested on your termination date. All your Options will then expire on the earlier of the first anniversary of your termination date or the Date of Expiration. Until that time, the Options will be exercisable by you or your guardian or legal representative.
Death – If your employment or service with Motorola or a Subsidiary is terminated because of your death, any unvested Options will automatically become fully vested upon your death. All your Options will then expire on the six-month anniversary of your death. Until that time, with written proof of death and inheritance, the Options will be exercisable by your legal representative, legatees or distributees.
Change In Control – If Motorola experiences a “Change In Control” and the successor corporation does not assume the Options or does not replace them with options that are at least comparable to the Options, then: (i) any unvested Options will be fully vested; and (ii) all of your Options will be exercisable until the Date of Expiration.
Further, with respect to any Options that are assumed or replaced as described in the preceding paragraph, such assumed or replaced options shall provide that they will be fully vested and exercisable until the Date of Expiration if you are involuntarily terminated (for a reason other than “Cause”) or if you quit for “Good Reason” within 24 months of the Change in Control. For purposes of this paragraph, the terms “Change in Control,” “Cause” and “Good Reason” are defined in the Plan.
In connection with your Total & Permanent Disability, death or upon a Change in Control, you acknowledge and understand: (i) the Committee may impose a restriction on the sale of shares acquired pursuant to your Option hereunder; and (ii) the foregoing may result in the disqualification of your Options under French law and the loss of preferential income tax and social security treatment under French law.
Termination of Employment or Service Because of Serious Misconduct – If Motorola or a Subsidiary terminates your employment or service because of Serious Misconduct (as defined below) all of your Options (vested and unvested) will expire on your termination date.
Change in Employment in Connection with a Divestiture — If you accept employment with another company in direct connection with the sale, lease, outsourcing arrangement or any other type of asset transfer or transfers of any portion of a facility or any portion of a discrete organizational unit of Motorola or a Subsidiary, or if you remain employed by a Subsidiary that is sold or whose shares are distributed to Motorola stockholders in a spin-off or similar transaction (a “Divestiture”), all of your unvested Options will automatically expire upon termination of your employment with Motorola, and all of your vested but not yet exercised Options will expire on the earlier of: (i) 90 days after such Divestiture; or (ii) the Date of Expiration.
In connection with the foregoing, you acknowledge and understand: (i) the Committee may impose a restriction on the sale of shares acquired pursuant to your Option hereunder; and (ii) the foregoing may result in the disqualification of your Options under French law and the loss of preferential income tax and social security treatment under French law.
Termination of Employment or Service by Motorola or a Subsidiary Other than for Serious Misconduct or a Divestiture– If Motorola or a Subsidiary, on its initiative, terminates your employment or service for reasons other than for Serious Misconduct or a Divestiture, on your termination date you will become vested in your unvested Options at the rate of 25% for each full year of employment with Motorola or a Subsidiary following the Date of Grant, and your vested Options will expire on the earlier of: (i) 90 days after your termination date; or (ii) the Date of Expiration.
Termination of Employment or Service for any Other Reason than Described Above – If your employment or service with Motorola or a Subsidiary terminates for any reason other than that described above, including voluntary resignation of your employment or service, all of your unvested Options will automatically expire upon termination of your employment or service and all of your vested but not yet exercised Options will expire on the earlier of (i) the date ninety (90) days after the date of termination of your employment or service or (ii) the Date of Expiration stated above.
Leave of Absence/Temporary Layoff
If you take a leave of absence from Motorola or a Subsidiary that your employer has approved in writing in accordance with your employer’s leave of absence policy and which does not constitute a termination of employment as determined by Motorola, or you are placed on Temporary Layoff by Motorola or a Subsidiary, the following will apply:
Vesting of Options – Options will continue to vest in accordance with your Regular Vesting Schedule.
Exercising Options – You may exercise Options that are vested or that vest during the leave of absence or Temporary Layoff.
Effect of Termination of Employment or Service – If your employment or service is terminated during the leave of absence or Temporary Layoff, the treatment of your Options will be determined as described under

“Special Vesting Dates and Special Expiration Dates” above.
Other Terms
Method of Exercising – You must follow the procedures for exercising options established by Motorola from time to time. At the time of exercise, you must pay the Exercise Price for all of the Options being exercised and any taxes and/or social security contributions, if any due, that are required to be withheld by Motorola or a Subsidiary in connection with the exercise. Options may not be exercised for less than 50 shares unless the number of shares represented by the Option is less than 50 shares, in which case the Option must be exercised for the remaining amount. You may not pay the exercise price of your Options by delivering existing Motorola shares that you own.
Transferability – Options are not transferable other than by will or the laws of descent and distribution (and applicable French law). Options shall not be subject to pledge, hypothecation, execution, attachment or similar process.
Tax Withholding – Motorola or a Subsidiary is entitled to withhold an amount equal to the required minimum statutory withholding taxes and/or social security contributions, if any due, for the respective tax jurisdictions attributable to any share of Motorola common stock deliverable in connection with the exercise of your Options. You may satisfy any minimum withholding tax obligation and any additional withholding, if desired, by electing to have the plan administrator retain shares acquired pursuant to your Options having a Fair Market Value on the date of exercise equal to the statutory amount to be withheld.
Definition of Terms
If a term is used but not defined, it has the meaning given such term in the 2006 French Sub-Plan.
“Confidential Information” means information concerning the Company and its business that is not generally known outside the Company, and includes (A) trade secrets; (B) intellectual property; (C) the Company’s methods of operation and Company processes; (D) information regarding the Company’s present and/or future products, developments, processes and systems, including invention disclosures and patent applications; (E) information on customers or potential customers, including customers’ names, sales records, prices, and other terms of sales and Company cost information; (F)
Company personnel data; (G) Company business plans, marketing plans, financial data and projections; and (H) information received in confidence by the Company from third parties. Information regarding products, services or technological innovations in development, in test marketing or being marketed or promoted in a discrete geographic region, which information the Company or one of its affiliates is considering for broader use, shall be deemed generally known until such broader use is actually commercially implemented.
“Fair Market Value” is the closing price for a share of Motorola common stock on the date of grant or date of exercise, whichever is applicable. The official source for the closing price is the New York Stock Exchange Composite Transaction as reported in the Wall Street Journal, Midwest edition.
“Serious Misconduct” means any misconduct identified as a ground for termination in the Motorola Code of Business Conduct, or the human resources policies, or other written policies or procedures.
“Subsidiary” means an entity of which Motorola owns directly or indirectly at least 50% and that Motorola consolidates for financial reporting purposes.
“Total and Permanent Disability” means ”Disability” as defined in the French Addendum.
“Temporary Layoff” means a layoff or redundancy that is communicated as being for a period of up to twelve months and as including a right to recall under defined circumstances.
Consent to Transfer Personal Data
By accepting this award, you voluntarily acknowledge and consent to the collection, use, processing and transfer of personal data as described in this paragraph. You are not obliged to consent to such collection, use, processing and transfer of personal data. However, failure to provide the consent may affect your ability to participate in the 2006 French Sub-Plan. Motorola, its Subsidiaries and your employer hold certain personal information about you, that may include your name, home address and telephone number, date of birth, social security number or other employee identification number, salary, salary grade, hire date, nationality, job title, any shares of stock held in Motorola, or details of all options or any other entitlement to shares of stock awarded, canceled, purchased, vested or unvested, for the purpose of managing and administering the 2006 French Sub-Plan (“Data”). Motorola and/or its

Subsidiaries will transfer Data amongst themselves as necessary for the purpose of implementation, administration and management of your participation in the 2006 French Sub-Plan, and Motorola and/or any of its Subsidiaries may each further transfer Data to any third parties assisting Motorola in the implementation, administration and management of the 2006 French Sub-Plan. These recipients may be located throughout the world, including the United States. You authorize them to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing your participation in the 2006 French Sub-Plan, including any requisite transfer of such Data as may be required for the administration of the 2006 French Sub-Plan and/or the subsequent holding of shares of stock on your behalf to a broker or other third party with whom you may elect to deposit any shares of stock acquired pursuant to the 2006 French Sub-Plan. You may, at any time, review Data, require any necessary amendments to it or withdraw the consents herein in writing by contacting Motorola; however, withdrawing your consent may affect your ability to participate in the 2006 French Sub-Plan.
Acknowledgement of Discretionary Nature of the 2006 French Sub-Plan; No Vested Rights
You acknowledge and agree that the 2006 French Sub-Plan is discretionary in nature and limited in duration, and may be amended, cancelled, or terminated by Motorola or a Subsidiary, in its sole discretion, at any time. The grant of awards under the 2006 French Sub-Plan is a one-time benefit and does not create any contractual or other right to receive an award in the future or to future employment. Nor shall this or any other grant interfere with your right or Motorola’s right to terminate such employment relationship at any time, with or without cause, to the extent permitted by applicable laws and any enforceable agreement between you and Motorola. Future grants, if any, will be at the sole discretion of Motorola, including, but not limited to, the timing of any grant, the amount of the award, vesting provisions, and the exercise price.
No Relation to Other Benefits/Termination Indemnities
Your acceptance of this Option and participation in the 2006 French Sub-Plan is voluntary. The value of your Options is an extraordinary item of compensation outside the scope of your employment contract, if any. As such, your Options are not part of normal or expected compensation for purposes of calculating any severance, resignation, redundancy, end of service payments, bonuses, long-service awards, pension, or retirement benefits or similar payments, notwithstanding any provision of any compensation, insurance agreement of benefit plan to the contrary.
Acceptance of Terms and Conditions
By accepting the Options, you agree to be bound by these terms and conditions, the 2006 French Sub-Plan and any and all rules and regulations established by Motorola in connection with Options granted under the 2006 French Sub-Plan, and any additional covenants or promises Motorola may require as a condition of the grant.
Other Information about Your Options and the 2006 French Sub-Plan
You can find other information about options and the 2006 French Sub-Plan on the Motorola website http://myhr.mot.com/pay_finances/awards_incentives/stock_options/
plan_documents.jsp. If you do not have access to the website, please contact Motorola Global Rewards, 1303 E. Algonquin Road, Schaumburg, IL 60196 USA;
GBLRW01@motorola.com; 847-576-7885; for an order form to request 2006 French Sub-Plan documents.